September 28, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Upwork Inc.

Registration Statement on Form S-1

File No. 333-227207

Acceleration Request

Requested Date:             October 2, 2018

Requested Time:            4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between September 21, 2018 and the date hereof, we have distributed approximately 3,510 copies of the Preliminary Prospectus of Upwork Inc., a Delaware corporation (the “Registrant”), dated September 21, 2018, to underwriters, dealers, institutional investors and others.

We, the undersigned Representatives, have and will, and have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time on October 2, 2018, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC. JEFFERIES LLC

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Zaheed Kajani
Name: Zaheed Kajani
Title: Managing Director

JEFFERIES LLC

By:	/s/ William J. Brady
Name: William J. Brady
Title: Vice Chairman

cc:	Stephane Kasriel, President and Chief Executive Officer

Brian Kinion, Chief Financial Officer

Upwork Inc.

Gordon K. Davidson, Esq.

Robert A. Freedman, Esq.

Ran D. Ben-Tzur, Esq.

Fenwick & West LLP

Robert G. Day, Esq.

Rezwan D. Pavri, Esq.

Andrew T. Hill, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.